
07070264

Forest Laboratories, Inc.

Annual Report 2007

"How Forest acquires products is easy enough to state, but like everything else it all depends on execution, just as research itself depends on creativity, persistence, infinite attention to details and patience."

– Howard Solomon



Forest Laboratories, Inc.

Forest Laboratories develops, manufactures and markets pharmaceutical products principally in the United States and Europe. Forest's primary therapeutic markets include central nervous system disorders, hypertension, pulmonary disorders and pain management. Forest is currently developing additional compounds in these areas. Forest's principal products include Namenda® for the treatment of moderate to severe Alzheimer's disease; Lexapro®, an SSRI antidepressant for the treatment of depression and generalized anxiety disorder; Benicar®*, an angiotensin receptor blocker (ARB) for the treatment of hypertension; Benicar® HCT, an ARB and diuretic combination product also for hypertension; and Campral®* for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation.

In the United States, Forest's branded pharmaceutical products are marketed directly by the Company's Forest Pharmaceuticals, Forest Therapeutics, Forest Healthcare, Forest Ethicare and Forest Specialty Sales salesforces. The Company's generic products are marketed directly by its Inwood Laboratories, Inc. subsidiary.

In the United Kingdom, Ireland and certain export markets, Forest products are marketed by the Company's subsidiaries, Forest Laboratories U.K. and Forest Tosara Ltd.

Forest Laboratories common stock is traded on the New York Stock Exchange, trading symbol — FRX.

* Benicar is a registered trademark of Daiichi Sankyo and Campral is a registered trademark under license from Merck Sante s.a.s., a subsidiary of Merck KGaA.

Financial Highlights

Net Income
(in thousands)



$621,988
$735,874
$838,805
$708,514
$ 454,103
03
04
05
06
07

Net Revenue
(in thousands)



$2,245,806
$2,680,274
$3,159,639
$2,962,390
$3,441,785
03
04
05
06
07

Stockholders' Equity
(in thousands)



$2,351,818
$3,255,864
$3,132,385
$2,697,809
$3,024,813
03
04
05
06
07

Research & Development
(in thousands)



$204,883
$233,916
$293,659
$410,431
$941,003



03
04
05
06
07

Fiscal Year Ended March 31,	**2007**	**2006**
(In thousands, except per share data)		
Net revenues	$3,441,785	$2,962,390
Income before income tax expense	708,844	869,512
Income tax expense	254,741	160,998
Net income	454,103	708,514
Earnings per common and common equivalent share–diluted	$1.41	$2.08
Weighted average number of common and common equivalent shares outstanding–diluted	322,781	340,321

Letter to our Shareholders



We had two major management changes this year. Ken Goodman retired as President and Chief Operating Officer. He joined Forest 25 years ago, as Chief Financial Officer and on November 30, 1998 he became President and Chief Operating Officer. He has been a great and inspiring leader and a close friend to many at Forest and particularly to me. He is unquestionably a principle reason for Forest's success. Happily, he has agreed to continue to serve as a Director of Forest.

We were fortunate that Lawrence S. Olanoff, M.D., Ph.D., who just the year before had left Forest where he had been Executive Vice President of Scientific Affairs for ten years, agreed to return to Forest as President and Chief Operating Officer. During his ten years in his previous position he demonstrated the intelligence, the management skills and the invariably sound judgment and leadership that enabled him to build our excellent scientific capacity. We are already benefiting from those skills in his new position.

Also this year we acquired a new board member, Dr. Nesli Basgoz, who is Associate Chief for Clinical Affairs at Massachusetts General Hospital in its Division of Infectious Disease, and also Associate Professor of Medicine at Harvard Medical School. She is already a valuable Board member whose knowledge was so very helpful in the Cerexa acquisition.

"... all of us have differences in our biological chemistry;
if we didn't we would all look alike, love alike, and die at the same time.
And so it is perfectly natural that we react differently to various medications."

Given our relatively stable business model, it is interesting that recently several big pharma companies have been describing to investors what purport to be novel management technologies for obtaining new products - technologies that sometimes sound more different than they really are. We do not claim new technologies to increase our product opportunities. How Forest acquires products is easy enough to state, but like everything else it all depends on execution, just as research itself depends on creativity, persistence, infinite attention to details and patience.

Forest continues to obtain products the way we have in the past, but more broadly and on a significantly expanded scale. We still principally enter into partnerships with companies that have products that interest us, as well as expanding our relationships and explore further product opportunities with our existing partners. But we are now more skilled, truly more desirable as a partner in many cases as compared to Big Pharma. We have a much larger group engaged in product development activity, and we have many more opportunities each year to evaluate. We seldom fail to achieve the transaction that we really want.

This year we also broadened our methodology for product acquisition in two respects. First, in lieu of acquiring a license, we acquired an entire company – Cerexa, Inc. – which means that we acquired two additional products and a distinguished group of executives and employees in an area – infectious disease in hospitalized patients - that is entirely new for us. And second, we entered into several relationships which take us to the very beginning of the development of new drugs. These are partnerships with companies that have drug discovery capability with whom we have contracted for the development of compounds for targets which we have identified and which we believe are involved in serious illnesses. Of course, these programs are the most risky and the most long term, but we believe we should have a modest participation in cutting edge areas in which our scientists believe there are medical needs and our marketers believe there are business opportunities.

Every year I point out that our modest size is often a significant advantage, in the rapidity and quality of decision making and in our appeal and accessibility to our existing partners and to potential partners. Of course it can be a disadvantage to be too small, even with brilliant science, like so many of the startup biotech companies. I wrote in our annual Report in 2000 that "We think in fact that smaller is often better as long as smaller is big enough". We are almost unique in our industry in meeting that standard and it is a fact that some of our most desirable partnerships have happened or been facilitated by our size.

Our three current major promoted products, Lexapro, Namenda and Benicar, are all growing quarter by quarter, and year by year, and we believe will continue to do so. The most important patent expiry we face is Lexapro in 2012. As of this writing, there are several products sufficiently advanced in development that we expect will be approved before or around 2012, which together could ultimately produce several billions of dollars in sales. And we work assiduously to augment that prospect with additional products already in our portfolio, some in later and some in earlier stages of development. And we expect to develop or obtain additional products, and maybe even companies, in the years ahead.

Nebivolol, for hypertension, received an approvable letter from the FDA to which we recently responded. We anticipate Nebivolol to be approved this year. Ceftaroline, one of the hospital intravenous antibiotics we obtained in our acquisition of Cerexa, is in Phase III. ·

Aclidinium bromide, an inhaled muscarinic antagonist for the treatment of chronic obstructive pulmonary disease, which we licensed from Almirall, in Spain, is also in Phase III, and several combination products with aclidinium are in earlier development. We expect Almirall, the largest Spanish pharmaceutical company, with an impressive history and current pipeline, to become an important partner for us.

The second Phase III trial for milnacipran, our product for fibromyalgia which we licensed from Cypress Bioscience, Inc., was completed in May. The results showed significant differences from placebo for fibromyalgia syndrome, a very significant achievement. We expect to file the NDA before the end of this calendar year and believe the product could be a significant addition to our product line. Together with nebivolol we will have two new exciting products for our salesforce in the near future.

On the other hand, the Phase II study of desmoteplase, for stroke, which we licensed from Paion, was not successful. The conception of the drug was quite brilliant and it could have been very valuable for severe stroke patients, but the drug failed to separate from placebo in the Phase II study even though there were encouraging signals in earlier smaller studies.

In our industry, we never know for sure whether a drug is truly effective until there is testing in a sufficient number of patients, and it is not uncommon that earlier encouraging signals disappear in a larger well controlled study.

We have two products which have successfully completed Phase III, nebivolol with an approvable letter to which we have responded to the FDA, and milnacipran, for which we expect to submit an NDA later this year. And two significant products currently in Phase III, aclidinium for chronic obstructive pulmonary disorder (e.g. emphysema and chronic bronchitis) and ceftaroline, a novel antibiotic for a range of serious infections requiring hospitalization.

And we have a number of earlier stage products, including RGH 188, a novel atypical antipsychotic, from Gedeon Richter, that is in Phase II trials which we expect to be completed this year. And there is an additional antibiotic which was owned by Cerexa prior to our acquisition which will shortly enter Phase I. These are added to a number of other products already in our portfolio which are in earlier stages.

Various federal and state government agencies and certain members of Congress, and the media continue their complaints about the pharmaceutical industry. The current gravamen is the danger of some drugs, even widely used drugs, with the implication that these dangers were deliberately not disclosed or minimized as a result of the greed of the drug's innovators or incompetence at the FDA. This has led to a timorous approach by the FDA to drug approval, which may in fact adversely affect the community's health. The proper balance, always difficult to attain, may have become unbalanced, and not in the patient's favor by exaggerated emphasis on side effects for the few and minimized understating of the benefits for the many.

Of course it is well established that for some patients some drugs will have medically important but relatively rarely occurring adverse effects and that sometimes those effects will not become apparent until after the drugs have been available for some time. The reason for those events and the fundamental insight that these critics disregard is that all of us have differences in our biological chemistry; if we didn't we would all look alike, love alike, and die at the same time. And so it is perfectly natural that we react differently to various medications. And for drugs that are specifically intended to interfere with our chemistry with greater potency, there are bound to be some people who are going to be affected adversely. If even peanuts can be fatal to some people, how can we expect all drugs to be safe for everybody?

"... the passion to reduce healthcare costs can ultimately only result in reduced quality of healthcare, as in certain European markets."

Of course pharmaceutical companies and the FDA have to make every effort to determine and evaluate the safety of drugs before they are approved and, in fact, on the whole they do a very good job of doing just that. But sometimes, perhaps due to human error or insufficient experience, a safety risk is not adequately identified. It is almost invariably not the system or the motives or the competence of the innovators or the FDA that are flawed, but the fact that defects will occur which even the most careful testing cannot or does not uncover. All of us who regularly deal with the FDA know how painstakingly the agency attempts to assure the safety of drugs.

And while there are complaints about pharmaceutical profits, there seems to be the same pricing complaints about the non-profit hospitals. Unfortunately, there is a pervasive failure to appreciate the enormous cost of health care, no matter who the provider is. And so the passion to reduce healthcare costs can ultimately only result in reduced quality of healthcare, as in certain European markets.

"... the pharmaceutical industry has transformed the quality and duration of our lives."

At the same time, there is a parallel propensity to take for granted the astonishing benefits that available healthcare can provide. Pharmaceutical products are a significant portion of our healthcare. Some pharmaceutical products are the difference between life and death. Some vastly improve the quality of life. Overall, the pharmaceutical industry has transformed the quality and duration of our lives. The convenience of getting somewhere faster, or increasing the availability of entertainment, or facilitating virtually instant communication are all trivial benefits compared to what the pharmaceutical industry, through the talent of brilliant researchers and the vast expenditure of resources has achieved. All that is disregarded in the complaints about the industry's profits, as if the profit motive itself were the cause of the problem. But profits are the ubiquitous engine for all parts of our economy and ultimately our prosperity. The irony is that most of the criticism the industry receives from the media and from some political leaders are ultimately derived from the very same human flaws and ambitions that they themselves or their own institutions are subject to. When the criticisms are fair we can all benefit from their being identified; when unjust or out of proportion, they can be destructive, and sometimes very destructive.

And so we take great pride in what we do at Forest. We receive the most moving letters from victims of depression or Alzheimer's or from their family members expressing their wonder and gratitude for the help our products have given them.

Our employees above all are entitled to that pride, because they make it possible for Forest to achieve what we have. I wish I could tell them every time they license a product, or complete a pre-clinical or clinical study, or successfully negotiate a favorable outcome with the FDA, or successfully and personally communicate the patient benefits to the physicians they call on, how much what they have done contributes to the ultimate result, to the patient benefits that all together we have made possible. We too often let those moments pass without recognition. But I want to take at least this occasion to tell them all how very much each of them contributes to the Company's achievements and even more important, how much they help the millions of people who use and benefit from our products.



Howard Solomon
Chairman & Chief Executive Officer

Lawrence S. Olanoff, M.D., Ph.D.
President and Chief Operating Officer

Financial Review

(Dollar amounts in thousands)

This year marked continued growth of our key marketed products, continued investment in research and development to enhance and develop our current pipeline of products as well as changes in our Executive management. For the fiscal year ended March 31, 2007, total net revenues increased by $479,395 to a record high of $3,441,785 as a result of increased sales growth of Lexapro® and Namenda®, and higher co-promotion income of Benicar®.

On January 10, 2007, we acquired Cerexa, Inc. (Cerexa), a biopharmaceutical company based in Alameda, California for approximately $494,000 in a merger pursuant to which Cerexa became a wholly-owned subsidiary. Pursuant to the merger we acquired worldwide development and marketing rights (excluding Japan) to ceftaroline acetate (ceftaroline), a next generation, broad spectrum, hospital-based injectable cephalosporin antibiotic and ME1036 a second development stage hospital-based antibiotic. In addition to the initial cash consideration, the Company will be obligated to pay an additional $100,000 in the event that annual United States sales of ceftaroline exceed $500,000 during the five year period following product launch.

In April 2006, we entered into a collaboration agreement with Almirall Prodesfarma, S.A. for the U.S. rights to aclidinium (LAS 34273), a long-acting muscarinic antagonist which is being developed for the treatment of chronic obstructive pulmonary disease (COPD).

On September 5, 2006, our Board of Directors appointed Lawrence S. Olanoff, M.D., Ph.D. as President and Chief Operating Officer and as a Director. Dr. Olanoff rejoined Forest on October 30, 2006, having served as our Executive Vice President and Chief Scientific Officer for the ten years ended July 2005. Dr. Olanoff succeeded Kenneth E. Goodman who retired after 26 years with Forest. Mr. Goodman remains a member of our Board of Directors.

During fiscal 2006, our Board of Directors authorized a share repurchase program for up to 25 million shares of common stock. As of March 31, 2006 all of these shares were repurchased, completing the program. In May 2006, our Board of Directors authorized a new share repurchase program (the 2007 Repurchase Program) for up to 25 million shares of our common stock. The authorization became effective immediately and has no set expiration date. As of May 29, 2007, 10.3 million shares have been repurchased at a cost of $472,279 and we continue to have authority to purchase up to an additional 14.7 million shares under the 2007 Repurchase Program.

Financial Condition and Liquidity

Net current assets increased by $8,889 for fiscal 2007 principally due to cash, marketable securities and accounts receivable from ongoing operations. During fiscal 2007 we had significant outlays of cash. During the first three quarters, pursuant to the 2007 Repurchase Program, we repurchased 10.3 million shares at a cost of $472,279. No shares were repurchased during the fourth quarter and 14.7 million shares remain available for repurchase. During the fourth quarter, we paid approximately $494,000 in connection with our acquisition of Cerexa. Despite these payments, cash and marketable securities increased as a result of our strong operations. Long-term marketable securities increased, as certain funds, not required to fund the Cerexa acquisition or share repurchase program, were shifted to longer-term, principally auction rate notes, in order to receive more favorable rates of return. Accounts receivable increased due to higher trade receivables from sales of our principal branded products offset by a decrease in other accounts receivable due to the timing of payments from Daiichi Sankyo for our co-promotion of Benicar. Raw material and finished goods inventory levels decreased during the period as we continued our program of reducing Lexapro, Namenda and Campral inventories to normal, post-launch requirements. Increases to accounts payable, accrued expenses and income taxes payable were all the result of normal operating activities.

Property, plant and equipment decreased from fiscal 2006, due to depreciation expense recorded during the year and the closure during the fourth quarter of our manufacturing facilities located in Inwood, New York. These operations were relocated to certain of our other locations to gain efficiencies. We are in the process of negotiating the sale of the Inwood property, buildings and certain machinery and equipment, which is expected to be completed later this year. The value of the idle assets available for sale has been reclassified from property, plant and equipment to other assets. During the year, we completed several major expansion and renovation projects. We currently have only one major facilities expansion underway, the refurbishing of a 90,000 square foot plant in Ireland which will provide redundancy for the manufacture of Lexapro and Namenda and additional capacity for future products. We also continued to make technology investments to expand our principal operating systems to include salesforce and warehouse management applications.

On May 18, 2006, the Board authorized the 2007 Repurchase Program for up to 25 million shares of common stock. As of May 29, 2007, we have repurchased a total of 10.3 million shares under this program at an average price of $45.79 and a cost of $472,279, leaving us the authority to purchase 14.7 million more shares.

Management believes that current cash levels, coupled with funds to be generated by ongoing operations, will continue to provide adequate liquidity to facilitate potential acquisitions of products, payment of achieved milestones, capital investments and continued share repurchases.

Contractual Obligations

The following table shows our contractual obligations related to lease obligations and inventory purchase commitments as of March 31, 2007:

Payments due by period
(In thousands)

	<1 year	1-3 years	4-5 years	>5 years	Total
Operating lease obligations	$ 33,390	$49,084	$20,328	$44,884	$147,686
Inventory purchase commitments	116,344				116,344
	$149,734	$49,084	$20,328	$44,884	$264,030

Off-Balance Sheet Arrangements

Forest is a party to several license agreements for products currently under development. Such agreements may require us to make future payments to the licensors, subject to the achievement of specific product or commercial development milestones, as defined.

Results of Operations

In fiscal year 2007, net sales increased $389,390 from $2,793,934 to $3,183,324, a 13.9% increase from fiscal year 2006 primarily due to strong sales of Lexapro and Namenda. Lexapro, our most significant product, with sales of $2,105,990 in fiscal year 2007, grew 12.4% and contributed $232,735 to the net sales change, of which $136,196 was due to price and $96,539 was related to volume. Lexapro achieved an 18.5% share of total prescriptions for antidepressants in the SSRI/SNRI category. We expect Lexapro to remain strong during fiscal 2008. In fiscal 2004, we, along with our licensing partner, H. Lundbeck A/S (Lundbeck) filed suit against Teva Pharmaceuticals (Teva) for patent infringement related to our Lexapro patent. A trial was held regarding the patent litigation with Teva in March 2006 and on July 13, 2006, the U.S. District Court for the District of Delaware determined that the patent covering Lexapro is valid and enforceable. Lexapro's patent is set to expire in March 2012. Teva has filed an appeal of the court's ruling. Briefing and oral argument have been completed and a decision is expected prior to the end of calendar 2007. Another generic manufacturer, Caraco Pharmaceuticals Laboratories, Ltd. (Caraco), has filed an ANDA with a Paragraph IV Certification for a generic equivalent to Lexapro. Forest and Lundbeck have filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against Caraco for patent infringement.

Sales of Namenda, our N-methyl-D-aspartate (NMDA) receptor antagonist for the treatment of moderate to severe Alzheimer's disease grew 30.0%, an increase of $152,252 to $660,295 in fiscal 2007, as compared to $508,043 in fiscal 2006, of which $143,174 was due to volume and $9,078 was due to price. Namenda achieved a 32.8% share of total prescriptions in the Alzheimer's market as of March 31, 2007. We anticipate Namenda continuing positive growth through fiscal 2008. Namenda is covered by a U.S. patent which expires in 2010 and should be subject to a patent term extension until September 2013. Namenda was the first product indicated for the treatment of moderate to severe Alzheimer's disease and has generated significant new prescriptions in the retail and long-term care markets.

Campral®, our treatment for maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation, was launched in the fourth quarter of fiscal 2005 and its sales amounted to $29,649 for fiscal 2007, a 29.7% increase compared to $22,868 in fiscal 2006. Sales of Tiazac® amounted to $50,199 in fiscal 2007 as compared to $67,002 in fiscal 2006. During the December quarter, a third generic equivalent to Tiazac was launched into the market. This may result in reduced average selling prices and lower sales of Tiazac in the future. The remainder of the net sales change for the period was due principally to volume fluctuations of our older and non-promoted product lines.

In fiscal year 2006, net sales decreased $258,474 to $2,793,934, an 8.5% decrease from fiscal year 2005 primarily due to generic competition for Celexa®. Sales of Celexa were $658,014 in fiscal 2005, compared with $19,006 in fiscal 2006 for both the brand and generic combined. Partially offsetting the losses from Celexa were strong sales of Lexapro and Namenda. Sales of Lexapro grew 16.7% to $1,873,255 for fiscal 2006, and contributed $267,959 to the net sales change, of which $184,809 was due to volume and $83,150 was due to price and as of March 31, 2006 achieved a 20.2% share of total prescriptions for antidepressants in the SSRI/SNRI category. Sales of Namenda, launched in March 2004, grew 52.7%, an increase of $175,336 to $508,043 in fiscal 2006, as compared to $332,707 in fiscal 2005, of which $150,169 was due to volume and $25,167 was due to price. Namenda achieved a 29.8% share of total prescriptions in the Alzheimer's market as of March 31, 2006. Sales of Campral amounted to $22,868 for fiscal 2006 compared to $3,199 in fiscal 2005. Sales of Combunox® amounted to $8,283 for fiscal 2006 as compared to $4,049 in fiscal 2005. As of April 1, 2006, detailing of this product to physicians was discontinued. Tiazac sales declined $36,808 from fiscal 2005 due primarily to generic competition. Flumadine sales decreased $33,768 due to volume as a result of a one-time order from the Centers for Disease Control in fiscal 2005 in response to a flu vaccine shortage. The remainder of the net sales change for the period was due principally to volume fluctuations of our older non-promoted product lines.

Contract revenue for fiscal 2007 was $176,943 compared to $118,170 in fiscal 2006 and $61,369 in fiscal 2005, primarily due to co-promotion income from our co-marketing agreement with Daiichi Sankyo for Benicar. Under the terms of the agreement, Forest has been co-promoting Benicar since May 2002 and is entitled to a share of the product profits (as defined) from the point the product becomes cumulatively profitable. Benicar became cumulatively profitable during the second quarter of fiscal 2005.

Other income increased in fiscal 2007 and fiscal 2006 primarily due to higher interest income received on funds available for investment resulting from more favorable rates of return.

Cost of sales as a percentage of net sales was 23% in fiscal 2007 unchanged from fiscal years 2006 and 2005. Pretax stock-based compensation expense related to the adoption of SFAS 123R totaled $1,520 for fiscal 2007 and no such expense was recorded in either fiscal 2006 or fiscal 2005.

Selling, general and administrative expense increased to $1,046,336 in fiscal 2007 from $1,031,451 in fiscal 2006 and $993,715 in fiscal 2005. Fiscal 2007 included pretax stock-based compensation expense related to the adoption of SFAS 123R of $30,293 and no such expense was recorded in either fiscal 2006 or fiscal 2005. The increase of $37,736 in fiscal 2006 as compared to fiscal 2005 was due in large measure to the activities of our salesforce surrounding the launch of Campral and Combunox and additional product license amortization expense on these newly launched products.

Research and development expense increased to $941,003 in fiscal 2007 from $410,431 in fiscal 2006 and $293,659 in fiscal 2005. Fiscal 2007 includes a one-time charge of $476,000 for in-process research and development (IPR&D) related to the acquisition of Cerexa. Excluding this one-time IPR&D charge, research and development expense increased 13% to $465,003 in 2007 from $410,431 in 2006. During the 2007 fiscal year we also paid $20,000 in connection with a development milestone and pretax stock-based compensation expense related to the adoption of SFAS 123R totaled $8,957 for the fiscal year ended March 31, 2007. No such expense was recorded in either fiscal 2006 or fiscal 2005. The increase in research and development expense in fiscal 2006 as compared with fiscal 2005 was due in large measure to upfront and milestone payments made in connection with licensing agreements.

Research and development expense also reflects the following:

- As a result of the Cerexa acquisition during the fourth quarter of fiscal 2007, we acquired worldwide development and marketing rights (excluding Japan) to ceftaroline, a next generation, broad spectrum, hospital-based injectable cephalosporin antibiotic. Ceftaroline is being developed initially for the cSSSI indication and the treatment of community acquired pneumonia (CAP). Phase III studies of ceftaroline for cSSSI began in February 2007. The acquisition of Cerexa also included a second development-stage hospital-based antibiotic, ME1036, which has shown activity against both aerobic and anaerobic gram-positive and gram-negative bacteria, including common drug-resistant pathogens, such as MRSA, in preclinical studies. ME1036 is expected to enter Phase I studies later this year. The rights to ceftaroline and ME1036 are in-licensed by Cerexa on an exclusive basis from Takeda Pharmaceutical Company and Meiji Seika Kaisha, Ltd., respectively.

We engaged an independent third party to assist in the valuation of assets. Of the $494,000 consideration paid, approximately $476,000 was allocated as in-process research and development. The IPR&D represents the value assigned to the two compounds ceftaroline and ME1036, neither of which has achieved regulatory approval. The IPR&D was expensed in fiscal year 2007 since these rights do not have any alternative future use. This charge was not deductible for tax purposes.

In order to determine the estimated fair value of IPR&D, we utilized the "income method". This method applies a probability weighting to the estimated future net cash flows that are derived from projected sales revenues and estimated costs, which considers applicable economic, industry and competitive environments, including relevant historical and future estimated trends.

The estimated future net cash flows were then discounted to the present value using an appropriate discount rate of 16% in valuing each of these compounds independently.

- In April 2006, we entered into a collaboration agreement with Almirall Prodesfarma, S.A. for the U.S. rights to aclidinium (LAS 34273), a long-acting muscarinic antagonist which is being developed as an inhaled therapy for the treatment of chronic obstructive pulmonary disease (COPD). In connection with this agreement, Almirall received an upfront license payment of $60,000 and an additional development milestone in May 2007. We are currently conducting two large phase III international studies in COPD and expect results in the second half of calendar 2008.
- During the fourth quarter of fiscal 2006, we entered into an agreement with Mylan Laboratories Inc. (Mylan) for the commercialization, development and distribution rights for nebivolol, a novel beta blocker. In May 2005, Mylan received an "approvable" letter from the FDA for nebivolol for the treatment of hypertension. Final approval is contingent upon the review of certain additional pre-clinical data requested by the FDA. We and Mylan expect the FDA to complete its review prior to the end of calendar 2007. Nebivolol is also being studied for the treatment of congestive heart failure (CHF). We have completed the data analysis of a Phase III study and are continuing to assess the appropriate timing of a submission for this indication.
- A once-daily formulation of Namenda is currently in a Phase III Alzheimer's disease study as to which results are expected to be available in early calendar 2008.
- Also during the fourth quarter of fiscal 2006, we entered into an agreement with Replidyne, Inc. for the U.S. rights to faropenem medoxomil, a novel antibiotic being developed for upper respiratory and skin infections. Effective February 6, 2007, the collaboration was terminated because we believe the FDA's non-approvable letter raises regulatory uncertainty. We reached this conclusion after careful review of all the existing data and the FDA's pronouncements. There were no payments to Replidyne associated with the termination.
- During the third quarter of fiscal 2006, we entered into an agreement with Gedeon Richter Limited for the U.S. and Canadian rights to RGH-896, a compound being developed for the treatment of chronic pain and other CNS conditions and a group of novel compounds that target the group 1 metabotropic glutamate receptors (mGLUR1/5).
- On May 22, 2007 we announced that top-line results of a Phase III study demonstrated statistically significant therapeutic effects of milnacipran as a treatment of fibromyalgia syndrome (FMS). Subject to a favorable review of the full study results for the just completed trial and based in part on communication with the FDA, we plan to submit an NDA including data from this study and an earlier Phase III study around the end of calendar 2007. A third randomized pivotal Phase III study, which was commenced in early 2006, is expected to have results in the first half of 2008.
- During the first quarter of fiscal 2006, we received the results of a recently completed placebo-controlled proof of concept study of neramexane in the treatment of Alzheimer's disease. The study showed sufficient clinical activity, safety and tolerability for us to continue development of the compound.
- During the third quarter of fiscal 2005, Forest entered into a collaboration agreement with Gedeon Richter Limited for the North American rights to RGH-188, a compound which is being developed for the treatment of schizophrenia,

bipolar mania and other psychiatric conditions. Phase II testing in schizophrenia has been initiated and we anticipate results prior to the end of calendar 2007. A second Phase II study in bipolar study was commenced in April 2007 and we expect results sometime in 2008.

- During the second quarter of fiscal 2005, Forest entered into a collaboration agreement with Glenmark Pharmaceuticals S.A. for the North American development and marketing of GRC 3886, a PDE4 inhibitor which will be developed for the treatment of asthma and COPD. The initiation of large scale Phase II testing, originally scheduled for calendar 2006, has been delayed pending the provision of certain additional pre-clinical data to the FDA.
- During the first quarter of fiscal 2005, we entered into an agreement with PAION GmbH for the development and marketing of desmoteplase, a novel drug currently in a Phase II(b)/III clinical study for the treatment of acute ischemic stroke. Enrollment was completed at the end of calendar 2006. We expect that study results will be available in June 2007.

The effective tax rate increased to 21% in fiscal 2007 (excluding the one-time Cerexa IPR&D charge) as compared to 19% and 29% in fiscal years 2006 and 2005, respectively. The effective tax rate for fiscal 2007 was higher compared to fiscal 2006 due primarily to a one-time reversal in the first quarter of fiscal 2006 of $36,414 related to the fiscal 2005 charge of $90,657 for the repatriation of dividends pursuant to the American Jobs Creation Act of 2004. Excluding this impact, the effective tax rate would have been 23% and 22% in fiscal 2006 and fiscal 2005, respectively, and is lower than the U.S. statutory tax rate principally due to the proportional mix of earnings generated in lower-taxed foreign jurisdictions versus the United States. These earnings include manufacturing and development income from our operations in Ireland, which are taxed at 10% through 2010 and at 12.5% thereafter.

We expect to continue our profitability into fiscal 2008 with continued growth in our principal promoted products.

Inflation has not had a material effect on our operations for the periods presented.

Critical Accounting Policies

The following accounting policies are important in understanding our financial condition and results of operations and should be considered an integral part of the financial review. Refer to the notes to the consolidated financial statements for additional policies.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization and certain contingencies. Forest is subject to risks and uncertainties, which may include but are not limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. We review all significant estimates affecting the financial statements on a recurring basis and record the effect of any adjustments when necessary. Certain of these risks, uncertainties and assumptions are discussed further under the section entitled "Forward Looking Statements".

Stock-Based Compensation

On April 1, 2006, we adopted SFAS 123R "Share-Based Payment" under the modified prospective method. Since we had previously accounted for stock options under Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" we recorded stock option expense in fiscal 2007 while no expense was recorded in fiscal years 2006 and 2005.

Also under SFAS 123R, actual tax benefits recognized in excess of tax benefits previously established upon grant are reported as financing on the consolidated statements of cash flows. Prior to adoption, such tax benefits were reported as an increase to operating activities. The adoption of SFAS 123R did not have a significant impact on our financial position or results of operations.

We account for our employee stock option expense at the date of grant. All stock option grants have an exercise price equal to the fair market value of our common stock at the date of grant and generally have a 5 to 10 year term. The fair value of stock option grants is amortized to expense on an even basis over the vesting period.

Revenue Recognition

Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. Historically, our adjustments for actual future settlements have not been material, and have resulted in either a net increase or a net decrease to net income. If estimates are not representative of actual settlement, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates are recorded when customer credits are issued or payments are made to third parties.

The sensitivity of estimates can vary by program and type of customer. However, estimates associated with Medicaid and contract rebates are most at risk for adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year. Because of this time lag, in any given quarter, adjustments to actual may incorporate revisions of prior quarters.

Provisions for Medicaid and contract rebates during a period are recorded based upon the actual historical experience ratio of rebates paid and actual prescriptions written. The experience ratio is applied to the period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to more closely match the current experience or expected future experience. In assessing this ratio, we consider current contract terms, such as the effect of changes in formulary status, discount rate and utilization trends. Periodically, the accrual is adjusted based upon actual payments made for rebates. If the ratio is not indicative of future experience, results could be affected. Rebate accruals for Medicaid were $30,606 at March 31, 2007 and $39,209 at March 31, 2006. Commercial discounts and other rebate accruals were $115,893 at March 31, 2007 and $54,927 at March 31, 2006. These and other rebate accruals are established in the period the related revenue was recognized, resulting in a reduction to sales and the establishment of a liability, which is included in accrued expenses.

The following table summarizes the activity in the accounts related to accrued rebates, sales returns and discounts:

March 31,	2007	2006
(In thousands)		
Beginning balance	$158,277	$171,119
Provision for rebates	369,473	250,807
Changes in estimates	3,301	22,600
Settlements	(324,695)	(291,227)
	48,079	(17,820)
Provision for returns	27,398	22,597
Changes in estimate	(1,264)	10,480
Settlements	(21,925)	(32,598)
	4,209	479
Provision for chargebacks and discounts	378,809	402,942
Changes in estimates	(7,053)	2,800
Settlements	(374,258)	(401,243)
	(2,502)	4,499
Ending balance	$208,063	$158,277

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Forest's policy relating to the supply of inventory at wholesalers is to maintain stocking levels of up to three weeks and to keep monthly levels consistent from year to year, based on patterns of utilization. We have historically closely monitored wholesale customer stocking levels by purchasing information directly from customers and by obtaining other third party information. Unusual or unexpected variations in buying patterns or utilizations are investigated.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which as described above, are closely monitored and historically have not resulted in increased product returns.

Forward Looking Statements

Except for the historical information contained herein, the Management Discussion and other portions of this Annual Report contain forward looking statements that involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, changes in laws and regulations affecting the healthcare industry and the risk factors listed from time to time in our filings with the SEC, including the Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, operations may be exposed to fluctuations in currency values and interest rates. These fluctuations can vary the costs of financing, investing and operating transactions. Because we had no debt and only minimal foreign currency transactions, there was no material impact on earnings due to fluctuations in interest and currency exchange rates.

Selected Financial Data

March 31,	2007	2006	2005	2004	2003
(In thousands)					
Financial Position:					
Current Assets	$2,422,717	$2,207,187	$2,708,022	$2,916,234	$2,255,333
Current Liabilities	627,608	420,967	563,690	604,754	564,397
Net Current Assets	1,795,109	1,786,220	2,144,332	2,311,480	1,690,936
Total Assets	3,653,372	3,119,840	3,705,002	3,862,736	2,918,107
Total Stockholders' Equity	3,024,813	2,697,809	3,132,385	3,255,864	2,351,818

Years Ended March 31,	2007	2006	2005	2004	2003
(In thousands, except per share data)					
Summary of Operations:					
Net Sales	$3,183,324	$2,793,934	$3,052,408	$2,650,432	$2,206,706
Other Income	258,461	168,456	107,231	29,842	39,100
Costs and Expenses	2,732,941	2,092,878	1,974,884	1,743,452	1,425,237
Income Before Income Tax Expense	708,844	869,512	1,184,755	936,822	820,569
Income Tax Expense	254,741	160,998	345,950	200,948	198,581
Net Income	454,103	708,514	838,805	735,874	621,988
Net Income Per Share:					
Basic	$1.43	$2.11	$2.30	$2.01	$1.72
Diluted	$1.41	$2.08	$2.25	$1.95	$1.66
Weighted Average Number of Common and Common Equivalent Shares Outstanding:					
Basic	318,539	335,912	363,991	365,447	360,874
Diluted	322,781	340,321	372,090	376,779	373,702

No dividends were paid on common shares in any period.

All amounts give effect to the December 2002 100% stock dividend.

Consolidated Balance Sheets
March 31, 2007 and 2006

Assets	2007	2006
(In thousands)		
Current assets:		
Cash (including cash equivalent investments of $556,586 in 2007 and $413,347 in 2006)	$ 563,663	$ 414,579
Marketable securities	788,951	612,899
Accounts receivable, less allowance for doubtful accounts of $20,033 in 2007 and $18,941 in 2006	382,655	366,538
Inventories, net	434,163	635,719
Deferred income taxes	226,433	157,290
Other current assets	26,852	20,162
Total current assets	2,422,717	2,207,187
Marketable securities	660,392	295,116
Property, plant and equipment:		
Land and buildings	301,040	307,873
Machinery, equipment and other	231,821	227,174
	532,861	535,047
Less: accumulated depreciation	171,775	159,387
	361,086	375,660
Other assets:		
Goodwill	14,965	14,965
License agreements, product rights and other intangibles, net	157,049	211,785
Deferred income taxes	27,681	13,870
Other	9,482	1,257
	209,177	241,877
	$3,653,372	$3,119,840

Liabilities and Stockholders' Equity	2007	2006
(In thousands, except for par values)		
Current liabilities:		
Accounts payable	$ 154,614	$ 140,911
Accrued expenses	332,995	242,790
Income taxes payable	139,999	37,266
Total current liabilities	627,608	420,967
Deferred income taxes	951	1,064
Commitments and contingencies		
Stockholders' equity:		
Series preferred stock, $1.00 par; shares authorized 1,000; no shares issued or outstanding		
Common stock $.10 par; shares authorized 1,000,000; issued 420,695 shares in 2007 and 412,124 shares in 2006	42,069	41,212
Additional paid-in capital	1,354,264	1,023,079
Retained earnings	4,657,356	4,203,253
Accumulated other comprehensive income	21,879	6,762
Treasury stock, at cost (101,143 shares in 2007 and 90,784 shares in 2006)	(3,050,755)	(2,576,497)
	3,024,813	2,697,809
	$3,653,372	$3,119,840

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years ended March 31,	2007	2006	2005
(In thousands, except per share data)			
Net sales	$3,183,324	$2,793,934	$3,052,408
Contract revenue	176,943	118,170	61,369
Other income	81,518	50,286	45,862
	3,441,785	2,962,390	3,159,639
Costs and expenses:			
Cost of sales	745,602	650,996	687,510
Selling, general and administrative	1,046,336	1,031,451	993,715
Research and development	941,003	410,431	293,659
	2,732,941	2,092,878	1,974,884
Income before income tax expense	708,844	869,512	1,184,755
Income tax expense	254,741	160,998	345,950
Net income	$ 454,103	$ 708,514	$ 838,805
Net income per share:			
Basic	$1.43	$2.11	$2.30
Diluted	$1.41	$2.08	$2.25
Weighted average number of common shares outstanding:			
Basic	318,539	335,912	363,991
Diluted	322,781	340,321	372,090

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended March 31,	2007	2006	2005
(In thousands, except per share data)			
Net income	$454,103	$708,514	$838,805
Other comprehensive income (loss), net of tax:			
Foreign currency translation gains (losses)	13,753	(8,909)	6,339
Unrealized gains (losses) on securities:			
Unrealized holding gain (loss) arising during the period	1,364	6,643	(7,635)
Other comprehensive income (loss)	15,117	(2,266)	(1,296)
Comprehensive income	$469,220	$706,248	$837,509

See accompanying notes to consolidated financial statements.

Cosolidated Statements of Stockholders' Equity

Years Ended March 31, 2007, 2006 and 2005

(In thousands)

	Common stock		Additional paid-in	Retained	Accumulated other comprehensive	Treasury stock	
	Shares	Amount	capital	earnings	income (loss)	Shares	Amount
Balance, March 31, 2004	405,144	$40,514	$ 846,297	$2,655,934	$10,324	35,617	$ 297,205
Shares issued upon exercise of stock options and warrants	2,090	209	32,500				
Treasury stock acquired from employees upon exercise of stock options						44	2,308
Purchase of treasury stock						23,930	1,006,456
Tax benefit related to stock options exercised by employees			15,067				
Other comprehensive loss					(1,296)		
Net income				838,805			
Balance, March 31, 2005	407,234	40,723	893,864	3,494,739	9,028	59,591	1,305,969
Shares issued upon exercise of stock options	4,890	489	83,234				
Treasury stock acquired from employees upon exercise of stock options						123	5,057
Purchase of treasury stock						31,070	1,265,471
Tax benefit related to stock options exercised by employees			45,981				
Other comprehensive loss					(2,266)		
Net income				708,514			
Balance, March 31, 2006	412,124	41,212	1,023,079	4,203,253	6,762	90,784	2,576,497
Shares issued upon exercise of stock options	8,571	857	212,043				
Treasury stock acquired from employees upon exercise of stock options						44	1,979
Purchase of treasury stock						10,315	472,279
Tax benefit related to stock options exercised by employees			78,372				
Stock based compensation			40,770				
Other comprehensive income					15,117		
Net income				454,103			
Balance, March 31, 2007	420,695	$42,069	$1,354,264	$4,657,356	$21,879	101,143	$3,050,755

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended March 31, *(In thousands)*	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 454,103	$ 708,514	$ 838,805
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	45,444	40,712	25,432
Amortization, impairments and write-offs	55,699	52,385	31,214
Stock-based compensation expense	40,770		
Deferred income tax expense (benefit)	(84,919)	(33,034)	53,355
Foreign currency transaction loss (gain)	(779)	727	(987)
Net change in operating assets and liabilities:			
Decrease (increase) in:			
Accounts receivable, net	(16,117)	(43,409)	(35,511)
Inventories, net	201,556	(21,816)	(3,721)
Other current assets	(6,690)	(13)	592
Increase (decrease) in:			
Accounts payable	13,703	(87,105)	68,218
Accrued expenses	90,205	(15,122)	(63,652)
Income taxes payable	102,733	(40,496)	(45,630)
Decrease in other assets	(8,225)	2	3,209
Net cash provided by operating activities	887,483	561,345	871,324
Cash flows from investing activities:			
Purchase of property, plant and equipment	(29,987)	(55,017)	(89,020)
Purchase of marketable securities	(2,559,653)	(826,543)	(1,113,342)
Redemption of marketable securities	2,018,325	1,100,855	969,892
Purchase of license agreements, product rights and other intangibles		(1,397)	(19,500)
Net cash provided by (used in) investing activities	(571,315)	217,898	(251,970)
Cash flows from financing activities:			
Net proceeds from common stock options exercised by employees under stock option plans	210,920	78,666	30,401
Tax benefit realized from the exercise of stock options by employees	80,225	35,311	54,660
Purchase of treasury stock	(472,279)	(1,265,471)	(1,006,456)
Net cash used in financing activities	(181,134)	(1,151,494)	(921,395)
Effect of exchange rate changes on cash	14,050	(1,723)	(1,041)
Increase (decrease) in cash and cash equivalents	149,084	(373,974)	(303,082)
Cash and cash equivalents, beginning of year	414,579	788,553	1,091,635
Cash and cash equivalents, end of year	$ 563,663	$ 414,579	$ 788,553
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$135,555	$199,560	$283,660

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

(In thousands, except for estimated useful lives which are stated in years):

Basis of consolidation: The consolidated financial statements include the accounts of Forest Laboratories, Inc. (the Company) and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

Estimates and assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization and certain contingencies. The Company is subject to risks and uncertainties, which may include but are not limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Foreign currency translation: A European subsidiary group of the Company reports its financial position and results of operations in the reporting currency of the Company. The financial position and results of operations of the Company's other foreign subsidiaries, which in the aggregate are immaterial, are determined using the respective local currency.

Cash equivalents: Cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less and are readily convertible into cash at par value (cost).

Inventories: Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

Pre-launch inventories: The Company may scale-up and make commercial quantities of certain of its product candidates prior to the date it anticipates that such products will receive final FDA approval. The scale-up and commercial production of pre-launch inventories involves the risk that such products may not be approved for marketing by the FDA on a timely basis, or ever. This risk notwithstanding, the Company plans to continue to scale-up and build pre-launch inventories of certain products that have not yet received final governmental approval when the Company believes that such action is appropriate in relation to the commercial value of the product launch opportunity. As of fiscal years ended March 31, 2007 and 2006, the Company had no such pre-launch inventory quantities.

Marketable securities: Marketable securities, which are all accounted for as available-for-sale, are stated at fair value in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and consist of high quality, liquid investments.

Accounts receivable and credit policies: The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, customer types, credit worthiness and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

1. Summary of significant accounting policies
(continued):

Property, plant and equipment and depreciation: Property, plant and equipment are stated at cost. Depreciation is provided primarily by the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	10-50
Machinery, equipment and other	3-10

Leasehold improvements are depreciated over the lesser of the useful life of the assets or the lease term. Included in property, plant and equipment in fiscal 2007 is construction in progress of $11,138 for facility expansions at various locations necessary to support the Company's current and future operations. Projects currently in-process or under evaluation are estimated to cost approximately $19,000 to complete.

Goodwill and other intangible assets: The Company has made acquisitions in the past that include goodwill, license agreements, product rights and other intangibles. Goodwill is not amortized but is subject to an annual impairment test based on its estimated fair value. License agreements, product rights and other intangibles will continue to be amortized over their useful lives and tested periodically to determine if they are recoverable from future cash flows on an undiscounted basis over their useful lives.

Reclassification: Certain 7-day variable rate demand notes have been reclassified from cash equivalents to marketable securities. These securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in excess of 90 days. The Company has historically classified these instruments as cash equivalents if the period between interest rate resets was 90 days or less, which was based on the Company's ability to either liquidate its holdings or roll the investment over to the next reset period. Based upon the Company's re-evaluation, the Company has reclassified its 7-day variable rate demand notes at March 31, 2006 of $304,395 from cash equivalents to current marketable securities. In addition, "Purchase of marketable securities" and "Redemption of marketable securities" included in the accompanying consolidated statements of cash flows, have been revised to reflect the purchase and sale of 7-day variable rate demand notes for the years ended March 31, 2006 and 2005.

Revenue recognition: Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. If estimates are not representative of actual future settlement, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates are recorded when customer credits are issued or payments are made to third parties.

1. Summary of significant accounting policies (continued):

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which are closely monitored and historically have not resulted in increased product returns.

Shipping and handling costs: Presently, the Company does not charge its customers for any freight costs. The amounts of such costs are included in selling, general and administrative expenses and are not material.

Research and development: Expenditures for research and development, including licensing fees and milestone payments (License Payments) associated with development products that have not yet been approved by the FDA, are charged to expense as incurred. Once a product receives approval, subsequent License Payments are recorded as an asset and classified as License agreements, product rights and other intangibles, net.

Savings and profit sharing plan: Substantially all non-bargaining unit employees of the Company's domestic subsidiaries may participate in the savings and profit sharing plan after becoming eligible (as defined). Profit sharing contributions are primarily at the discretion of the Company. The savings plan contributions include a matching contribution made by the Company. Savings and profit sharing contributions amounted to approximately $29,500, $28,200 and $24,600 for fiscal years 2007, 2006 and 2005, respectively.

Earnings per share: Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and warrants.

Accumulated other comprehensive income: Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Accumulated other comprehensive income is comprised of the cumulative effects of foreign currency translation and unrealized gains (losses) on securities which amounted to approximately $21,965 and ($86) at March 31, 2007 and $8,212 and ($1,450) at March 31, 2006.

Income taxes: The Company accounts for income taxes using the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Long-lived assets: Long-lived assets, such as intangible assets, property and equipment and certain sundry assets, are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Fair value of financial instruments: The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and income taxes payable are reasonable estimates of their fair value because of the maturity of these items.

1. Summary of significant accounting policies

(continued):

Stock-based compensation: Effective April 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (SFAS 123R) whereby stock option expense is calculated at fair value using the Black-Scholes valuation model and amortized on an even basis (net of estimated forfeitures) over the requisite service period. The Company previously accounted for its stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company made pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" by using the Black-Scholes option-pricing model. The Company has never granted options below market price on the date of grant.

The Company elected to adopt the modified prospective application method provided by SFAS 123R, and accordingly, compensation expense of $40,770 ($34,229 net of tax) was recorded for the year ended March 31, 2007 to cost of sales, selling, general and administrative and research and development expense, as appropriate, while the pro forma schedule required for SFAS 123 below shows the compensation expense for the prior years. Total compensation cost related to non-vested stock option awards not yet recognized as of March 31, 2007 was $89,613, pre-tax, and the weighted-average period over which the cost is expected to be recognized is approximately 2.5 years. Amounts capitalized as part of inventory costs were not significant.

The Company's consolidated statements of cash flows presents stock-based compensation expense as an adjustment to reconcile net income to net cash provided by operating activities as well as a reclassification of the tax benefit realized from the exercise of stock options by employees (in excess of the compensation costs recognized) from operating activities to financing activities as required by SFAS 123R.

The weighted average number of diluted common shares outstanding is reduced by the treasury stock method which, in accordance with SFAS 123R, takes into consideration the compensation cost attributed to future services not yet recognized.

Under the accounting provisions of SFAS 123R, the Company's prior period net income and net income per share would have been reduced to the pro forma amounts indicated below:

Years ended March 31,	**2006**	**2005**
(In thousands, except per share data)		
Net income:		
As reported	$708,514	$838,805
Deduct: Total stock-based employee compensation expense determined under fair value method, net of tax	(35,631)	(38,778)
Pro forma	$672,883	$800,027
Net income per common share:		
Basic:		
As reported	$2.11	$2.30
Pro forma	$2.00	$2.20
Diluted:		
As reported	$2.08	$2.25
Pro forma	$1.98	$2.15

1. Summary of significant accounting policies

(continued):

The following weighted-average assumptions were used in determining the fair values of stock options using the Black-Scholes model:

Years ended March 31,	2007	2006	2005
Expected dividend yield	0%	0%	0%
Expected stock price volatility	29.63%	27.86%	26.96%
Risk-free interest rate	4.8%	4.3%	4.0%
Expected life of options (years)	5	5	5

The Company has never declared a cash dividend. The expected stock price volatility is based on implied volatilities from traded options on the Company's stock as well as historical volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant in conjunction with considering the expected life of options. The expected life is based on vesting and represents the period of time that granted options are expected to be outstanding.

Recent accounting standards: In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities" which permits an entity to measure certain financial assets and financial liabilities at fair value. The purpose of SFAS 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This statement is effective as of the beginning of fiscal year 2009. The Company is currently evaluating the impact of adopting SFAS 159 and does not anticipate a material effect.

In September 2006, the FASB issued SFAS No. 157 (SFAS 157), "Fair Value Measurements". This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective as of the beginning of fiscal year 2009. The Company is currently evaluating the impact of adopting SFAS 157 and does not anticipate a material effect.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), "Considering the Effects of Prior Year Misstatements when Quantifying the Misstatements in Current Year Financial Statements". This bulletin discusses the utilization of quantifying the effects of financial statement misstatements by using a "dual approach" to assess these effects, which includes both a focus on the balance sheet and income statement. SAB 108 was effective for fiscal 2007 and did not have any effect on the Company's consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in tax positions. This interpretation requires the Company to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of fiscal year 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company has elected to adopt FIN 48 as of April 1, 2007, however the Company does not anticipate a material effect.

2. Net income per share:

A reconciliation of shares used in calculating basic and diluted net income per share follows:

Years ended March 31,	2007	2006	2005
(In thousands)			
Basic	318,539	335,912	363,991
Effect of assumed conversion of employee stock options and warrants	4,242	4,409	8,099
Diluted	322,781	340,321	372,090

Options to purchase approximately 6,000, 7,401 and 1,861 shares of common stock at exercise prices ranging from $41.49 to $76.66 per share were outstanding during a portion of fiscal 2007, 2006 and 2005, respectively, but were not included in the computation of diluted earnings per share because they were anti-dilutive. These options expire through 2016.

3. Business operations:

The Company and its subsidiaries, which are located in the United States, Ireland and the United Kingdom, manufacture and market ethical and other pharmaceutical products. The Company operates in only one segment. Sales are made primarily in the United States and European markets. The net sales and long-lived assets for the years ended March 31, 2007, 2006 and 2005, are from the Company's or one of its subsidiaries' country of origin, as follows:

		2007		2006		2005
	Net sales	Long-lived assets	Net sales	Long-lived assets	Net sales	Long-lived assets
(In thousands)						
United States	$3,121,091	$410,211	$2,738,592	$474,451	$2,997,731	$490,248
Ireland	13,680	121,610	11,064	118,786	9,905	140,527
United Kingdom	48,553	10,761	44,278	10,430	44,772	10,847
	$3,183,324	$542,582	$2,793,934	$603,667	$3,052,408	$641,622

Net sales exclude sales between the Company and its subsidiaries.

Net sales by therapeutic class are as follows:

Years ended March 31,	2007	2006	2005
(In thousands)			
Central nervous system (CNS)	$2,794,685	$2,400,304	$2,596,017
Cardiovascular	50,199	67,002	103,810
Other	338,440	326,628	352,581
	$3,183,324	$2,793,934	$3,052,408

The Company's CNS franchise consisting of Lexapro®, Celexa® and Namenda® accounted for 88%, 86% and 85% of the Company's net sales for the years ended March 31, 2007, 2006 and 2005, respectively. During fiscal 2005, generic equivalents to Celexa were introduced into the marketplace.

The following illustrates net sales to our principal customers:

	2007	2006	2005
McKesson Drug Company	37%	35%	33%
Cardinal Health, Inc.	27%	26%	23%
AmeriSource Bergen Corporation	13%	20%	21%

4. Accounts receivable:

Accounts receivable, net consist of the following:

March 31,	2007	2006
(In thousands)		
Trade	$330,580	$294,094
Other	52,075	72,444
	$382,655	$366,538

5. Inventories:

Inventories, net of reserves for obsolescence, consist of the following:

March 31, (In thousands)	2007	2006
Raw materials	$257,042	$397,703
Work in process	8,449	7,828
Finished goods	168,672	230,188
	$434,163	$635,719

6. Acquisitions *(In thousands)*:

On January 10, 2007, the Company acquired Cerexa, Inc. (Cerexa), a biopharmaceutical company based in Alameda, California for approximately $494,000 in a merger pursuant to which Cerexa became a wholly-owned subsidiary of the Company. The Company acquired worldwide development and marketing rights (excluding Japan) to ceftaroline acetate (ceftaroline), a next generation, broad spectrum, hospital-based injectable cephalosporin antibiotic. The acquisition of Cerexa also included a second development-stage hospital-based antibiotic, ME1036, which has shown activity against both aerobic and anaerobic gram-positive and gram-negative bacteria, including common drug-resistant pathogens, such as methicillin resistant Staphylococcus aureus, in preclinical studies. The rights to ceftaroline and ME1036 are in-licensed by Cerexa on an exclusive basis from Takeda Pharmaceutical Company and Meiji Seika Kaisha, Ltd., respectively. In addition to the initial cash consideration, the Company will be obligated to pay an additional $100,000 in the event that annual United States sales of ceftaroline exceed $500,000 during the five year period following product launch. The acquisition was accounted for under the purchase method of accounting.

The Company engaged an independent third party to assist in the valuation of Cerexa's assets. Of the $494,000 consideration paid, approximately $476,000 was allocated as in-process research and development (IPR&D). The IPR&D represents the value assigned to the two compounds ceftaroline and ME1036, neither of which has achieved regulatory approval. The IPR&D was expensed in fiscal year 2007 because the compounds do not have any alternative future use. This charge was not deductible for tax purposes.

In order to determine the estimated fair value of IPR&D, the "income method" was utilized This method applies a probability weighting to the estimated future net cash flows that are derived from projected sales revenues and estimated costs, which considers applicable economic, industry and competitive environments, including relevant historical and future estimated trends. The estimated future net cash flows were then discounted to the present value using an appropriate discount rate of 16% in valuing each of these compounds independently.

7. Marketable securities:

The composition of the investment portfolio at March 31 was:

(In thousands)	Cost	Fair value
2007		
Federal, state, local and bank obligations	$1,449,429	$1,449,343
2006		
Federal, state, local and bank obligations	$ 909,465	$ 908,015

The contractual maturities at March 31, 2007 consist of the following:

(In thousands)	Cost	Fair value
Less than one year	$ 788,982	$ 788,951
One year or more	660,447	660,392
	$1,449,429	$1,449,343

The net unrealized holding losses of approximately $86 at March 31, 2007 and approximately $1,450 at March 31, 2006 are included in Stockholders' equity: Accumulated other comprehensive income.

8. Intangible assets:

License agreements, product rights and other intangibles consist of the following:

		March 31, 2007		**March 31, 2006**	
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
(In thousands, except for amortization periods which are stated in years)					
Amortized intangible assets:					
License agreements	14	$225,209	$151,556	$225,209	$118,300
Product rights	14	83,008	31,224	83,008	24,292
Buy-out of royalty agreements	9	95,061	74,262	95,061	65,756
Trade names	20	34,190	23,487	34,190	20,990
Non-compete agreements	9	22,987	22,987	22,987	22,987
Other	2	8,848	8,738	8,848	5,193
Total	11	$469,303	$312,254	$469,303	$257,518

Amortization of license agreements, product rights and other intangibles was charged to selling, general and administrative expense for fiscal years ended March 2007, 2006 and 2005 and amounted to approximately $54,736, $44,385 and $31,214, respectively. The annual amortization expense expected for fiscal years 2008 through 2012 is $35,364, $35,078, $27,345, $18,718 and $12,535, respectively.

8. Intangible assets

(continued):

In fiscal years 2007 and 2006, the Company determined that certain license agreements and product rights were impaired due to a significant reduction in sales of those products because of heightened competition. These impairments amounted to $12,564 in fiscal year 2007 and $2,682 in fiscal year 2006, and were included in amortization expense.

In fiscal year 2007, the Company entered into a license agreement with Almirall Prodesfarma S.A. (Almirall), a pharmaceutical company headquartered in Barcelona, Spain for the development and exclusive U.S. marketing rights to aclidinium (LAS 34273), Almirall's novel long-acting muscarinic antagonist.

In fiscal year 2006, the Company entered into four license agreements: The first two were with Gedeon Richter Limited for the North American rights to RGH-896, a compound being developed for the treatment of chronic pain and other CNS conditions and a group of novel compounds that target the group 1 metabotropic glutamate receptors (mGLUR1/5). The third was with Mylan Laboratories Inc. for the North American rights to nebivolol, a beta blocker being developed for the treatment of hypertension and congestive heart failure. The fourth was with Replidyne, Inc. for the U.S. rights to faropenem medoxomil, a development stage antibiotic. The Company subsequently terminated this agreement due to regulatory uncertainty following receipt of a "non-approvable" letter from the FDA for its new drug application.

For fiscal years ended March 31, 2007 and 2006, the upfront and milestone payments made in conjunction with such license agreements were recorded to research and development expense and amounted to $80,000 and $157,000, respectively.

9. Accrued expenses:

Accrued expenses consist of the following:

March 31,	2007	2006
(In thousands)		
Managed care and Medicaid rebates	$146,500	$ 94,136
Employee compensation and other benefits	83,003	82,366
Clinical research and development costs	69,973	40,426
Other	33,519	25,862
	$332,995	$242,790

10. Commitments *(In thousands)*:

Leases: The Company leases manufacturing, office and warehouse facilities, equipment and automobiles under operating leases expiring through fiscal 2018. Rent expense approximated $33,149, $30,814 and $32,738 for fiscal years ended March 31, 2007, 2006 and 2005, respectively. Future minimum rental payments under noncancellable leases are as follows:

Years ending March 31,	
2008	$ 33,390
2009	29,021
2010	20,063
2011	11,469
2012	8,859
Thereafter	44,884
	$147,686

10. Commitments

(continued):

Royalty agreements: The Company has royalty agreements on certain of its licensed products. Royalties are paid based on a percentage of sales, as defined. For fiscal years ended March 31, 2007, 2006 and 2005, royalty expense amounted to $4,742, $5,896 and $6,979, respectively.

License agreements: The Company has entered into several license agreements for products currently under development. The Company may be obligated in future periods to pay additional amounts subject to the achievement of certain product milestones, as defined.

Inventory purchase commitments: The Company has inventory purchase commitments of $116,344 as of March 31, 2007.

11. Stockholders' equity:

(In thousands, except per share data)

Stock options: The Company has various Employee Stock Option Plans whereby options to purchase an aggregate of 38,000 shares of common stock have been or remain to be issued to employees of the Company and its subsidiaries at prices not less than the fair market value of the common stock at the date of grant. Both incentive and non-qualified options may be issued under the plans. The options are exercisable for five to ten years from the date of issuance.

The following table summarizes information about stock options outstanding at March 31, 2007:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 4.55 to $30.00	1,789	2.3	$12.74	1,789	$12.74
30.01 to 50.00	12,497	4.0	41.09	7,041	39.48
50.01 to 76.66	3,938	5.8	54.39	916	59.01
	18,224	4.2	40.91	9,746	35.95

11. Stockholders' equity (continued):

(In thousands, except per share data)

Transactions under the stock option plans are summarized as follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Options outstanding at March 31, 2004				
(at $4.55 to $76.66 per share)	27,174	$28.65		
Granted (at $40.00 to $63.44 per share)	3,306	43.76		
Exercised (at $4.55 to $53.23 per share)	(1,971)	16.56		
Forfeited	(906)	40.89		
Options outstanding at March 31, 2005				
(at $4.55 to $76.66 per share)	27,603	30.92		
Granted (at $36.50 to $45.76 per share)	2,950	40.45		
Exercised (at $4.55 to $48.34 per share)	(4,890)	17.13		
Forfeited	(1,598)	44.46		
Options outstanding at March 31, 2006				
(at $4.55 to $76.66 per share)	24,065	33.98		
Granted (at $38.94 to $51.54 per share)	3,859	49.35		
Exercised (at $4.55 to $53.23 per share)	(8,568)	24.84		
Forfeited	(1,132)	38.90		
Options outstanding at March 31, 2007				
(at $5.64 to $76.66 per share)	18,224	$40.91	4.2	$205
Options exercisable at March 31, 2007	9,746	$35.95	3.4	$160

At March 31, 2007, 4,957 shares were available for grant.

The total intrinsic value of stock options exercised during the years ended March 31, 2007, 2006 and 2005 was $203,105, $109,638 and $66,014, respectively. The weighted average grant date fair value per stock option granted during the years ended March 31, 2007, 2006 and 2005 were $16.52, $14.91 and $17.11, respectively. The total cash received as a result of stock option exercises for the years ended March 31, 2007, 2006 and 2005 was approximately $210,920, $78,666 and $30,401, respectively. In connection with these exercises, the tax benefit realized was $80,225, $35,311 and $54,660. The Company settles employee stock option exercises with newly issued common shares.

12. Contingencies:

The Company remains a defendant in actions filed in various federal district courts alleging certain violations of the federal anti-trust laws in the marketing of pharmaceutical products. In each case, the actions were filed against many pharmaceutical manufacturers and suppliers and allege price discrimination and conspiracy to fix prices in the sale of pharmaceutical products. The actions were brought by various pharmacies (both individually and, with respect to certain claims, as a class action) and seek injunctive relief and monetary damages. The Judicial Panel on Multi-District Litigation ordered these actions coordinated (and, with respect to those actions brought as class actions, consolidated) in the Federal District Court for the Northern District of Illinois (Chicago) under the caption "In re Brand Name Prescription Drugs Antitrust Litigation."

On November 30, 1998, the defendants remaining in the consolidated federal class action (which proceeded to trial beginning in September 1998), including the Company, were granted a directed verdict by the trial court after the plaintiffs had concluded their case. In ruling in favor of the defendants, the trial Judge held that no reasonable jury could reach a verdict in favor of the plaintiffs and stated "the evidence of conspiracy is meager, and the evidence as to individual defendants paltry or non-existent." The Court of Appeals for the Seventh Circuit subsequently affirmed the granting of the directed verdict in the federal class case in our favor.

Following the Seventh Circuit's affirmation of the directed verdict in the Company's favor, the Company secured the voluntary dismissal of the conspiracy allegations contained in all of the federal cases brought by individual plaintiffs who elected to "opt-out" of the federal class action, which cases were included in the coordinated proceedings, as well as the dismissal of similar conspiracy and price discrimination claims pending in various state courts. The Company remains a defendant, together with other manufacturers, in many of the federal opt-out cases included in the coordinated proceedings to the extent of claims alleging price discrimination in violation of the Robinson-Patman Act. While no discovery or other significant proceedings with respect to the Company has been taken to date in respect of such claims, there can be no assurance that the Company will not be required to actively defend such claims or to pay substantial amounts to dispose of such claims. However, by way of a decision dated January 25, 2007, the Judge handling the Robinson-Patman Act cases for certain of a smaller group of Designated Defendants whose claims are being litigated on a test basis, granted summary judgment to those Designated Defendants due to Plaintiffs' failure to demonstrate any antitrust injury. Further motion practice is ongoing with respect to that decision, including with respect to Plaintiffs' effort to obtain injunctive relief, and it is likely that the Plaintiffs will pursue an appeal of the ruling.

The Company and certain of its officers have been named as defendants in consolidated securities cases brought in the U.S. District Court for the Southern District of New York (or the Court) on behalf of a purported class of all purchasers of the Company's securities between August 15, 2002 and August 31, 2004 or September 1, 2004 and consolidated under the caption *"In re Forest Laboratories, Inc. Securities Litigation*, 05-CV-2827-RMB." The consolidated complaints, which assert substantially similar claims, allege that the defendants made materially false and misleading statements and omitted to disclose material facts with respect to the Company's business, prospects and operations, in violation of Section 19(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5. In July 2006, the Court granted in part and denied in part the Company's motion to dismiss. Claims remain pending with respect to alleged marketing statements and omissions with respect to the Company's drugs for the treatment of depression. The complaint seeks unspecified

12. Contingencies

(continued):

damages and attorneys fees. The Court has ordered the parties to complete discovery by August 31, 2007. In addition, the Company's directors and certain of its officers have been named as defendants in two derivative actions purportedly brought on behalf of the Company, filed in the same Court and consolidated under the caption *"In re Forest Laboratories, Inc. Derivative Litigation*, 05-CV-3489 (RJH)." The complaints in these derivative actions allege that the defendants have breached their fiduciary duties by, among other things, causing the Company to misrepresent its financial results and prospects, selling shares of its common stock while in possession of proprietary non-public information concerning its financial condition and future prospects, abusing its control and mismanaging the Company and wasting corporate assets. The complaint seeks damages in an unspecified amount and various forms of equitable relief. In September 2006, the Court granted the Company's motion to dismiss this case on the ground that the plaintiffs failed to make a pre-suit demand on our Board of Directors. By stipulation, plaintiffs appeal of this decision to the United States Court of Appeals for the Second Circuit and any other actions in this litigation have been stayed until August 31, 2007.

On January 14, 2003, Forest Pharmaceuticals, Inc., a wholly-owned subsidiary, was named as a defendant, together with 29 other manufacturers of pharmaceutical products, in an action brought in the United States District Court for the Eastern District of New York by the County of Suffolk, New York, as plaintiff. The action alleges that County of Suffolk was overcharged for its share of Medicare and Medicaid drug reimbursement costs as a result of reporting by manufacturers of "Average Wholesale Prices" (or AWP) which did not correspond to actual provider costs of prescription drugs. The action includes counts under the Federal RICO and False Claims Act, as well as claims arising under state statutes and common law. The action asserts substantially similar claims to other actions which have been brought in various Federal District and state Courts by various plaintiffs against pharmaceutical manufacturers and which have been assigned to the United States District Court of the District of Massachusetts under the caption *"In re Pharmaceutical Industry AWP Litigation"* for coordinated treatment. The action brought by plaintiff has been transferred to the District of Massachusetts for coordination with these multi-district proceedings.

Subsequent to the filing of the County of Suffolk Complaint, additional substantially identical actions have been filed against numerous manufacturers, including us, by nearly all of the remaining New York counties. At this point, it is the Company's understanding that nearly all of the counties have either filed or will be filing actions essentially identical to the action commenced by the County of Suffolk.

In September 2003, the Company and the other Defendants filed motions to dismiss the County of Suffolk Complaint. Judge Saris, the Judge presiding over the Multi-District Litigation, issued three separate opinions dated, respectively, September 30, 2004, October 26, 2004 and April 8, 2005. In the September 30, 2004 decision, Judge Saris dismissed the County of Suffolk's RICO claims, as well as two of the county's claims under the Best Price statute and its claim for fraud. By way of the October 26, 2004 decision, Judge Saris dismissed several claims asserted by the County of Suffolk under New York statutes as related to the Plaintiff's contention that the Company had filed fraudulent Best Price information under applicable Medicaid regulations. At the time, however, Judge Saris did not address those claims as they related to the alleged inflation of our AWP for our products. Instead, Judge Saris requested the submission of additional information by the parties. After that information was submitted, by way of decision dated April 18, 2005, Judge Saris dismissed the Plaintiff's remaining AWP claims, finding that the Plaintiff has failed to satisfy Rule 9(b).

12. Contingencies

(continued):

A Consolidated Amended Complaint was then filed on behalf of all of the numerous New York State counties represented by the attorneys for the County of Suffolk. All of the defendants filed motions to dismiss the Consolidated Amended Complaint. One of the New York counties, Nassau County, is represented by different counsel, and the Company and the other defendants also moved to dismiss that Complaint. By way of a decision dated April 2, 2007, Judge Saris granted in part and denied in part the Defendants' motion to dismiss the Suffolk and Nassau complaints. The decision dismissed some claims entirely and eliminated portions of claims as to a number of the Company's drugs. Judge Saris reaffirmed the dismissal of the RICO claims. It is the understanding of the Company that the Plaintiffs intend to file yet another amended complaint.

An action filed by another of the counties, Erie County, was commenced in New York State Court, and a motion to dismiss that action was filed by the Company and the other Defendants. The motion was largely denied by the state court judge, but subsequently that action as well as similar actions involving the counties of Schenectady and Oswego, were removed from state court to the federal MDL judge, Judge Saris. A motion to remand those actions is currently pending before Judge Saris.

The Company is also named as a Defendant in AWP litigations commenced in Alabama, Alaska, Hawaii, Illinois, Kentucky and Mississippi. Motions to dismiss were filed in connection with each of these actions. The Alabama motion was denied, and the parties are proceeding with discovery. The first trial (which would include some 19 Defendants, not including the Company) is set for November 2007, although the trial setting is the subject of a mandamus petition which was recently heard by the Alabama Supreme Court. In the petition, the Defendants seek individual, company-by-company trials. The petition is now under judicial consideration. The Alaska, Hawaii and Kentucky motions were, for the most part, denied. With respect to the Illinois and Mississippi actions, those actions were removed to federal court, and remand motions are being considered by Judge Saris. The Illinois motion to dismiss has not yet been decided, and the Mississippi motion to dismiss (as well as other motions directed to the pleading) was granted in part and denied in part prior to removal, with the Plaintiff also being given the opportunity to file an Amended Complaint.

The Company is a Defendant in an action in the District of Columbia entitled Louisiana Wholesale Drug Company, Inc. and Rochester Drug Cooperative v. Biovail Corporation and Forest Laboratories, Inc. The Complaint alleges attempts to monopolize under Section 2 of the Sherman Act with respect to the product Tiazac resulting from Biovail's January 2001 patent listing in the Food and Drug Administration's "Orange Book" of Approved Drug Products with Therapeutic Equivalence Evaluations. Biovail withdrew the Orange Book listing of the patent at issue following an April 2002 Consent Order between Biovail and the Federal Trade Commission. Biovail is the owner of the NDA covering Tiazac which the Company distributes in the United States under license from Biovail. The action, which purports to be brought as a class action on behalf of all persons or entities who purchased Tiazac directly from us from February 12, 2001 to the present, seeks treble damages and related relief arising from the allegedly unlawful acts. By way of a ruling dated March 31, 2005, Judge Robertson granted Biovail's motion for summary judgment in a related action (Twin Cities v. Biovail) to which the Company is not a party. The Plaintiffs in the Louisiana Wholesale case then amended their Complaint to add a conspiracy charge against Biovail and Forest and an allegation that Plaintiffs were damaged as a result of a delay by Biovail and Forest in marketing their own generic version of Tiazac. The Company and Biovail filed a motion for summary judgment and a motion to dismiss directed to the Complaint. By way of a decision dated June 22, 2006, Judge Robertson granted Defendants' motion for summary

12. Contingencies

(continued):

judgment, both with respect to original claims, as well as the newly-added claim asserted by the Louisiana Wholesale plaintiffs. That decision, along with the original Twin Cities decision, is now on appeal before the United States District Court for the District of Columbia.

A case involving the same facts, Sullivan v. Biovail Corporation, Civil Action No.: GIC281787, has been commenced in the Superior Court in the State of California, County of San Diego. That action, which seeks only injunctive relief, also purports to allege improper conduct by Biovail and Forest under California law. The Company and Biovail filed a motion to dismiss with respect to the complaint in Sullivan, and by way of a decision dated August 19, 2006, that motion was granted due to Plaintiffs' failure to comply with California statutory standing requirements. In view of the fact that the Plaintiffs had already been given several opportunities to amend their Complaint, the court denied Plaintiffs leave to amend their Complaint. Plaintiffs are now pursuing an appeal of that decision.

The United States Attorney's Office for the District of Massachusetts is investigating whether the Company may have committed civil or criminal violations of the Federal "Anti-Kickback" laws and laws and regulations related to "off-label" promotional activities in connection with our marketing of Celexa, Lexapro and other products. As part of this investigation, the Company received a subpoena from the Office of Inspector General of the Federal Office of Personnel Management requesting documents relating to Celexa and have subsequently received further subpoenas from the United States Attorney's Office concerning Lexapro and other products, including Namenda and Combunox. The subpoenas request documents relating to a broad range of the Company's marketing and promotional activities during the period from January 1, 1997 to the present. In April 2006, the Company received an additional subpoena from the United States Attorney's Office for the District of Massachusetts requesting documents concerning our manufacture and marketing of Levothroid, the Company's levothyroxine supplement for the treatment of hypothyroidism. The Company understands that this subpoena was issued in connection with that office's investigation of potential civil or criminal violation of federal health laws in connection with Levothroid. The Company is continuing to cooperate with this investigation.

The Company received a subpoena dated January 26, 2006 from the United States Attorney's Office for the District of Massachusetts requesting documents related to its commercial relationship with Omnicare, Inc. (or Omnicare), a long term care pharmacy provider, including but not limited to documents concerning its contracts with Omnicare, and rebates and other payments made by the Company to Omnicare. The Company understands that the subpoena was issued in connection with that office's investigation of potential criminal violations of federal health care laws by Omnicare and potentially others and is cooperating in this investigation.

In September 2003, the Company, together with H. Lundbeck A/S, filed an action for patent infringement against Ivax Pharmaceuticals, Inc. (now owned by Teva Pharmaceuticals and hereinafter referred to as Teva) in the United States District Court for the District of Delaware under the caption *Forest Pharmaceuticals, Inc., Forest Laboratories Ireland, Ltd. and H. Lundbeck A/S v. Ivax Pharmaceuticals, Inc.* The action is based upon the filing by Teva with the Food and Drug Administration of an Abbreviated New Drug Application (or ANDA) for a generic equivalent to our Lexapro brand escitalopram oxalate. The Teva ANDA seeks approval to market the generic product prior to the expiration of our Lexapro patent which will expire in 2012. Teva has stipulated infringement for the patent claims at issue and asserted a counterclaim to the effect that the Lexapro patent is invalid. Following a trial held in March 2006, the U.S. District Court for the District of Delaware ruled in the Company's favor, holding that its patent is valid and enforceable. Teva has appealed the District Court's ruling to the Court of

12. Contingencies

(continued):

Appeals for the Federal Circuit. Briefing and oral argument in such appeal have been completed and a decision is expected prior to calendar 2007 year end.

The Company and Lundbeck have commenced similar patent infringement litigation against Caraco Pharmaceutical Laboratories Ltd. in the United States District Court for the Eastern District of Michigan. Caraco has also filed an Abbreviated New Drug Application with the FDA seeking to market a generic version of Lexapro.

On July 14, 2006, the Company was named as a defendant, together with approximately 20 other pharmaceutical manufacturers and wholesalers in an action brought by RxUSA Wholesale, Inc. in the United States District Court for the Eastern District of New York under the caption RxUSA Wholesale, Inc. v. Alcon Laboratories, et al. The action alleges various antitrust and related claims arising out of an alleged concerted refusal by the defendant manufacturers and wholesalers to sell prescription drugs to plaintiff, a secondary drug wholesaler. Motions to dismiss have been filed by all of the defendants, and those motions are pending before the court.

In April 2006, an action was commenced in the United States District Court for the Southern District of New York against the Company and Lundbeck under the caption Infosint S.A. v. H. Lundbeck A/S, H. Lundbeck Inc. and Forest Laboratories, Inc. In the action, the plaintiff alleges that the importation and sale in the United States of "citalopram products" by Lundbeck and us infringes certain claims of a manufacturing process patent owned by plaintiff. The action seeks injunctive relief as well as damages under U.S. patent laws. The Company believes that the plaintiff's claim is without merit. Further, the Company believes that its license agreements with Lundbeck require Lundbeck to indemnify the Company from the cost of defending this action and from any associated damages or awards.

The Company has been named in approximately 45 product liability lawsuits that remain active. Most of the lawsuits allege that Celexa or Lexapro caused or contributed to individuals committing or attempting suicide. The suits seek substantial compensatory and punitive damages. The Company is vigorously defending these suits. A multi-district proceeding (or MDL) has been established for this litigation, with the Federal court cases being transferred to Judge Rodney Sippel in the United States District Court for the Eastern District of Missouri.

The Company expects the MDL will ease the burden of defending these cases. While litigation is inherently subject to uncertainty and accordingly the Company cannot predict or determine the outcome of this litigation, the Company believes there is no merit to these actions and that the consolidated proceedings will promote the economical and efficient resolution of these lawsuits and provide Forest with a meaningful opportunity to vindicate the Company's products. The Company currently maintains $140 million of product liability coverage per "occurrence" and in the aggregate.

The Company received two subpoenas dated April 27, 2007 from the Office of the Attorney General of the State of Delaware requesting documents relating to its use of the "nominal price" exception to the Medicaid program's "Best Price" rules. The Company understands that comparable subpoenas have been or will be issued to other pharmaceutical manufacturers as part of that Office's investigation of the use of the "nominal price" exception and intends to comply with the subpoenas.

The Company is also subject to various legal proceedings that arise from time to time in the ordinary course of its business. Although the Company believes that the proceedings brought against us, including the product liability cases described above, are without merit and it has product liability and other insurance, litigation is subject to many factors which are difficult to predict and there can be no assurance that the Company will not incur material costs in the resolution of these matters.

13. Other income:

Other income consists of the following:

Years ended March 31,	2007	2006	2005
(In thousands)			
Interest and dividends	$80,675	$49,481	$43,455
Other	843	805	2,407
	$81,518	$50,286	$45,862

14. Income taxes:

The components of income before income tax expense were:

Years ended March 31,	2007	2006	2005
(In thousands)			
U.S.	($ 26,935)	$446,610	$ 695,858
Foreign	735,779	422,902	488,897
Income before income tax expense	$708,844	$869,512	$1,184,755

The provision for income taxes consists of the following:

Years ended March 31,	2007	2006	2005
(In thousands)			
Current:			
U.S. federal	$248,846	$155,906	$154,752
Section 965 repatriation		(36,414)	90,657
State and local	15,397	12,690	9,225
Foreign	61,230	61,850	37,961
	325,473	194,032	292,595
Deferred:			
Domestic	(79,147)	(14,499)	46,132
Foreign	8,415	(18,535)	7,223
	(70,732)	(33,034)	53,355
	$254,741	$160,998	$345,950

The reasons for the difference between the provision for income taxes and expected federal income taxes at statutory rates are as follows:

Years ended March 31,	2007	2006	2005
(percentage of income before income tax expense)			
U.S. statutory rate	35.0%	35.0%	35.0%
Acquired in-process research and development	23.5		
Effect of foreign operations	(21.8)	(10.8)	(11.7)
Impact of Section 965 repatriation		(4.2)	7.6
Research credit	(2.2)	(1.5)	(1.1)
State and local taxes, less federal tax benefit	2.4	0.8	1.0
Permanent differences and other items	(1.0)	(0.8)	(1.6)
	35.9%	18.5%	29.2%

14. Income taxes

(continued):

The Company's effective tax rate in fiscal year 2007 was higher than the statutory tax rate principally as a result of the non-deductible charge to earnings for in-process research and development in connection with the Cerexa acquisition. The Company's effective tax rate in fiscal years 2006 and 2005 was lower than the statutory rate principally resulting from the proportion of earnings generated in lower taxed foreign jurisdictions as compared with the United States. These earnings include development and manufacturing income from our operations in Ireland, which operate under tax incentives that currently expire in 2010. Moreover, the effective tax rate was further impacted in fiscal years 2006 and 2005 principally from the earnings repatriated pursuant to Section 965 of the American Jobs Creation Act of 2004.

The Company and its U.S. subsidiaries file a consolidated federal income tax return.

The Company is subject to income taxes in both the United States and several foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. The Company is continually audited by federal and state as well as foreign tax authorities and believes that its accrual for tax contingencies is adequate for all open years, based on experience, interpretations of tax law and judgments about potential actions by taxing authorities. The Company accrues liabilities for identified tax contingencies that result from tax positions taken that could be challenged by tax authorities. Although the Company's tax reserves reflect the probable outcome of identified tax contingencies, it is reasonably possible that the ultimate resolution of any tax matters may be materially greater or less than the amount accrued.

The Company files tax returns in the United States and various state and foreign jurisdictions. The Company's tax returns for fiscal years prior to 1999 generally are no longer subject to review as such years are generally closed. Tax authorities in various jurisdictions are in the process of reviewing the Company's tax returns for various post-1999 years, including the United States Internal Revenue Service (IRS), which is currently examining the Company's consolidated federal tax returns for fiscal years March 31, 2002 and March 31, 2003.

Net deferred income taxes relate to the following timing differences:

March 31,	**2007**	**2006**
(In thousands)		
Inventory reserves	$ 40,631	$ 44,332
Receivable allowances and other reserves	85,486	69,317
Depreciation	(4,031)	(7,251)
Amortization	23,467	10,334
Carryforwards and credits	91,566	31,647
Accrued liabilities	22,886	17,666
Employee stock option tax benefits	16,139	3,804
Other	743	247
	276,887	170,096
Valuation allowance	(23,724)	
Deferred taxes, net	$253,163	$170,096

14. Income taxes

(continued):

The Company has carryforwards primarily related to net operating losses and excess charitable contribution carryovers which are available to reduce future U.S. federal and state taxable income, expiring at various times between 2008 and 2025. The increase in deferred taxes for net operating losses and other carryforwards principally relate to net operating loss carryforwards and other tax attributes acquired as part the Cerexa acquisition that generally expire in 2025 and thereafter. Although not material, valuation allowances have been established for a portion of these tax attributes as the Company has determined that it was more likely than not that these benefits will not be realized.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act contained numerous changes to existing tax laws, including both domestic and foreign tax incentives. One of the key provisions of the Act, Internal Revenue Code Section 965, included a temporary incentive for U.S. multinationals to repatriate foreign earnings by providing an elective 85% dividends received deduction for certain cash dividends from controlled foreign corporations. The provision was effective for dividends paid during the taxable year beginning before the date of enactment or the first taxable year beginning on or after the date of enactment. Moreover, the dividends must have been invested in the United States under a domestic reinvestment plan approved by senior management and, subsequently, the board of directors. The provision contains a non-exclusive list of examples of permitted uses of the funds which include funding of (1) worker hiring and training; (2) infrastructure; (3) research and development; (4) capital investment; and (5) the financial stabilization of the corporation for purposes of job retention and creation. The dividends subject to the dividend received deduction could not exceed the greater of $500,000 or the earnings reported on the Company's financial statements pursuant to Accounting Principles Board Opinion No. 23 as permanently invested earnings for financial statements certified on or before June 30, 2003.

The Company, upon satisfying the U.S. investment criteria and other requirements under the Act, as well as evaluating the guidance provided by the U.S. Treasury Department, had executed such a qualifying repatriation in the amount of $1,238,900, the maximum dividend amount for which the special deduction under the Act could be claimed. The resulting additional U.S. tax of $90,657 with respect to such repatriation was provided for in the Company's income tax expense for the fiscal year ended March 31, 2005. In the fiscal year ended March 31, 2006, the Company reversed $36,414 of the prior year accrual due to updated guidance issued by the U.S. Treasury Department. Since the originally enacted law did not specifically address whether the deduction applied to the required tax gross-up related to the dividend as of the date the financial statements were prepared for the March 2005 quarter of the 2005 fiscal year, the Company accrued the tax assuming the deduction did not apply, which represented the additional $36,414 of tax. In May 2005, the U.S. Treasury Department clarified that the dividend received deduction did in fact apply to the tax gross-up amount and accordingly the $36,414 tax accrual was reversed.

The U.S. Treasury Department further clarified that a safe harbor was available to those taxpayers who have established that the dividend amounts have been invested in the United States pursuant to the domestic reinvestment plan in satisfaction of the requirements of Internal Revenue Code Section 965. The safe harbor provided that if the taxpayer has made 60% of the permitted expenditures within three years, including the election year, and files a report stating that it intends to make the remaining amount of the investments, if any, pursuant to the reinvestment plan no later than the end of the fourth taxable year following the election year, then the IRS will deem the taxpayer to have satisfied the statutory requirements. As of March 31, 2006, the Company has made 100% of the permitted expenditures pursuant to its domestic reinvestment plan and, accordingly, will satisfy the safe harbor requirements once the report is filed with its tax return.

14. Income taxes

(continued):

Excluding the repatriation discussed above, no provision has been made for income taxes on the remaining undistributed earnings of the Company's foreign subsidiaries of approximately $1,621,000 at March 31, 2007 as the Company intends to indefinitely reinvest such earnings.

In June 2006, the FASB issued FASB Interpretation 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." This interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. A tax position is recognized if a position is more likely than not to be sustained. The amount of benefit is measured to be the highest tax benefit that is greater than 50% likely to be realized. FIN 48, which is effective for fiscal year 2008, was adopted by the Company on April 1, 2007. The Company is in the process of evaluating the potential impact of FIN 48 and expects that the adoption will result in an increase to the tax accrual and a charge to retained earnings. However, the impact is not expected to be material.

15. Quarterly financial data (unaudited):

(In thousands, except per share data)

	Net sales	Gross profit	Net income (loss)	Diluted earnings per share
2007				
First quarter	$758,768	$583,083	$200,607	$0.62
Second quarter	778,676	593,578	241,111	0.75
Third quarter	830,431	634,892	250,301	0.78
Fourth quarter (a)	815,449	626,169	(237,916)	(0.75)
2006				
First quarter (b)	$674,653	$515,807	$216,577	$0.62
Second quarter	691,633	533,218	204,884	0.59
Third quarter	714,887	549,012	195,163	0.57
Fourth quarter	712,761	544,901	91,890	0.28

(a) Includes a $476,000 charge to IPR&D related to the Cerexa acquisition.

(b) Includes a $36,414 reversal of a one-time special charge of $90,657 during the March 2005 quarter that related to taxes associated with $1.239 billion of funds repatriated under the American Jobs Creation Act of 2004.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that we maintained effective internal control over financial reporting as of March 31, 2007.

Our independent registered public accounting firm has issued an attestation report on management's assessment of our internal control over financial reporting which is included herein.

Howard Solomon
Chairman and
Chief Executive Officer

Francis I. Perier, Jr.
Senior Vice President-Finance and
Chief Financial Officer

May 30, 2007

Reports of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Forest Laboratories, Inc. and Subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Forest Laboratories, Inc. and Subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2007 and March 31, 2006 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2007, and our report dated May 25, 2007 expressed an unqualified opinion thereon.

BDO Seidman, LLP

New York, New York
May 25, 2007

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forest Laboratories, Inc. and Subsidiaries at March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2007 Forest Laboratories, Inc. and Subsidiaries changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Forest Laboratories, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 25, 2007 expressed an unqualified opinion thereon.

BDO Seidman, LLP

New York, New York
May 25, 2007

Stock Market Information

Form 10-K

The Company's annual report on Form 10-K to the Securities and Exchange Commission for fiscal 2007 is available to stockholders upon written request to:

Corporate Secretary
Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022-4731.

NYSE Certification

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the year ended March 31, 2007. We have also filed with the New York Stock Exchange the Annual CEO Certificationas required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual for the fiscal year ended March 31, 2006.

Annual Meeting

The fiscal 2007 annual meeting of stockholders of Forest Laboratories, Inc. will be held in New York City at 277 Park Avenue, 17th floor, on Monday August 13, 2007 at 10:00 a.m.

Stock Market Data

The common stock of Forest Laboratories, Inc. is traded on the New York Stock Exchange, trading symbol: FRX. The table below shows, for the eight fiscal quarters indicated, the high and low sales price of the Company's stock as reported by the New York Stock Exchange.

Quarterly Stock Market Prices

	High	Low
April – June 2005	40.76	32.46
July – September 2005	45.21	37.85
October – December 2005	42.44	34.54
January – March 2006	48.51	39.60
April – June 2006	45.01	36.18
July – September 2006	51.53	38.17
October – December 2006	54.70	46.34
January – March 2007	57.97	50.00

As of May 25, 2007 there were 1,407 stockholders of record of the Company's common stock.

Comparison of 5 Year Cumulative Total Return*

Among Forest Laboratories, Inc., The S&P 500 Index And The S&P Pharmaceuticals Index


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
3/02
3/03
3/04
3/05
3/06
3/07
Forest Laboratories, Inc.
S&P 500
S&P Pharmaceuticals

* $100 invested on 3/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending March 31.

Officers

Corporate

Howard Solomon
Chairman &
Chief Executive Officer

Lawrence S. Olanoff, M.D., Ph.D.
President &
Chief Operating Officer

Raymond Stafford
Executive Vice President -
Global Marketing

Ivan Gergel, M.D.
Senior Vice President -
Scientific Affairs

Elaine Hochberg
Senior Vice President -
Marketing

Francis I. Perier, Jr.
Senior Vice President -
Finance &
Chief Financial Officer

Bernard J. McGovern
Vice President -
Human Resources

Richard S. Overton
Vice President -
Operations & Facilities

Charles E. Triano
Vice President -
Investor Relations

Kevin Walsh
Vice President -
Information Systems &
Operations

Rita Weinberger
Vice President -
Controller

Herschel S. Weinstein
Vice President -
General Counsel

William J. Candee III
Secretary

Subsidiary—Divisions

Michael F. Baker
Executive Vice President -
Trade Sales & Development
Forest Pharmaceuticals

Sebastian P. Assenza, Ph.D.
Senior Vice President -
Pharmaceutical Research &
Development
Forest Research Institute

Gerard J. Azzari
Senior Vice President - Sales
Forest Pharmaceuticals

John Castellana, Ph.D.
Senior Vice President -
Clinical
Operations & Biometrics
Forest Research Institute

C. Douglas Glidewell
Senior Vice President -
Finance
Forest Pharmaceuticals

Terrill J. Howell
Senior Vice President -
Operations
Forest Pharmaceuticals

Jerome Lynch
Senior Vice President - Sales
Forest Pharmaceuticals

William J. Meury
Senior Vice President -
Marketing
Forest Pharmaceuticals

Neil Shusterman, M.D.
Senior Vice President -
Clinical Development
Forest Research Institute

Nancy Barnett
Vice President -
Marketing Services
Forest Pharmaceuticals

Mark A. Devlin
Vice President -
Sales Operations
Forest Pharmaceuticals

Edward Gill
Vice President -
Drug Safety & Surveillance
Forest Research Institute

Stephen Graham
Vice President -
Informatics Business
Operations
Forest Pharmaceuticals

Robert Jackson
Vice President -
Project Management &
Operations
Forest Research Institute

Raymond Kozikowski
Vice President -
Sales & Marketing Informatics
Forest Pharmaceuticals

Donald W. MacDonald
Vice President -
Managed Health Care
Operations
Forest Pharmaceuticals

Shashank Mahashabde, Ph.D.
Vice President -
Developmental Pharmaceuticals
& Clinical Packaging
Forest Research Institute

Thomas Nee
Vice President -
New Products
Forest Pharmaceuticals

Charles Ryan
Vice President & Chief-
Intellectual Property Counsel
Forest Research Institute

David F. Solomon
Vice President -
Business Development
& Planning
Forest Pharmaceuticals

Srinivas Vangala
Vice President -
Research Informatics
Forest Research Institute

Raymond Stafford
Chief Executive Officer
Forest Laboratories Europe

Kimberley Thacker
Vice President -
Medical Affairs
Forest Research Institute

Directors

Nesli Basgoz, M.D.
Associate Chief for
Clinical Affairs
Massachusetts General Hospital

William J. Candee III
Attorney in Private Practice

George S. Cohan
President
The Cohan Company
(Consultants)

Dan L. Goldwasser
Shareholder
Vedder, Price, Kaufman &
Kammholz, P.C.
(Attorneys at Law)

Kenneth E. Goodman
Private Investor &
Former President &
Chief Operating Officer
of Forest Laboratories, Inc.

Lawrence S. Olanoff, M.D., Ph.D.

Lester B. Salans, M.D.
Clinical Professor,
Mount Sinai Hospital &
Industry Consultant

Howard Solomon

Auditors

BDO Seidman, LLP
New York, New York

Transfer Agent

Address stockholder inquiries to:

Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660

Telephone: 1-800-313-9450


FSC


END

Forest Laboratories, Inc.
909 Third Avenue, New York, NY 10022-4731
www.frx.com